sentivity.ai
FINANCIAL STATEMENTS
AND INDEPENDENT AUDITOR'S REPORT
DECEMBER 31, 2024 and 1Q 2025
April 25, 2025

sentivity.ai
FINANCIAL STATEMENTS
DECEMBER 31, 2024 and 1Q 2025

Contents

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of sentivity.ai:

Conclusion

We have reviewed the accompanying balance sheet of sentivity.ai as of December 31, 2024 and March 31, 2025, and the related income statement, statement of retained earnings, and cash flows for the year ended December 31, 2024 and March 31, 2025, and the related notes (collectively, the "consolidated statements"). We obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above, the balance sheet of sentivity.ai as of December 31, 2024 and 1Q 2025 and the results of its operations and its cash flows for the year ended December 31, 2024 and 1Q 2025 to be in accordance with the accounting principles generally accepted in the United States of America.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements in order for the statements to be in accordance with accounting principles generally accepted in the United States of America. We conducted our review in accordance with Statements on Standards for Accounting and Review Services (SSARSs) promulgated by the Accounting and Review Services Committee of the AICPA and comply with the AICPA's Code of Professional Conduct, including ethical principles of integrity, objectivity, professional competence, and due care. A review engagement primarily applying analytical procedures to your financial data and making inquiries of company management. A review engagement is substantially less in scope than an audit engagement, the objective of which is the expression of an opinion regarding the financial statements as a whole. A review engagement does not contemplate obtaining an understanding of the entity's internal control; assessing fraud risk; testing accounting records by obtaining sufficient appropriate audit evidence through inspection, observation, confirmation, or the examination of source documents; or other procedures ordinarily performed in an audit engagement. Accordingly, we will not express an opinion regarding the financial statements.

Conclusion

We have obtained limited assurance that we are not aware of any material modifications that should be made to the financial statements referred to above for the statements to be in accordance with accounting principles generally accepted in the United States of America.

Eric Skoglund CPA CIA

Eric Skoglund, CPA CIA (New York #138482)
HMBLM Accounting, Inc.
PO Box 8283
White Plains, New York
April 25, 2025


SENTIVITY.AI
BALANCE SHEET
For the Year Ended December 31, 2024 and 1Q 2025



ASSETS


CURRENT ASSETS	2024	1Q 2025
Cash and cash equivalents	$ 0	$ 0
Accounts Receivable	$ 0	$ 0
Inventory	$ 0	$ 0
Total current assets	$ 0	$ 0

NON-CURRENT ASSETS		
Tools, Machinery, and Equipment	$ 0	$ 0
Accumulated Depreciation	$ 0	$ 0
Tools, Machinery, and Equipment, net	$ 0	$ 0

TOTAL ASSETS	**$ 0**	**$ 0**


LIABILITIES AND STOCKHOLDERS' EQUITY


CURRENT LIABILITIES	2024	1Q 2025
Accounts Payable	$ 0	$ 0
Credit Card Payable	$ 0	$ 0
Total current liabilities	$ 0	$ 0

NON-CURRENT LIABILITIES		
Loans from Shareholder	$ 119.69	$ 655.38
Long-Term Debt	$ 0	$ 0
Line of Credit	$ 0	$ 0
Long-Term SAFE Agreements	$ 0	$ 0
Total non-current liabilities	$ 119.69	$ 655.38

TOTAL LIABILITIES	**$ 119.69**	**$ 655.38**

PARTNERS' EQUITY		
Common Stock	$ 0	$ 0
Shareholder Distributions	$ 0	$ 0
Retained Earnings	$ (119.69)	$ (655.38)
TOTAL STOCKHOLDERS' EQUITY	**$ (119.69)**	**$ (655.38)**
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 0**	**$ 0**

SENTIVITY.AI
INCOME STATEMENT
For the Year Ended December 31, 2024 and 1Q 2025

REVENUE	2024	1Q 2025
Sales Revenue	$ 0	$ 0
Non-Sales Revenue	$ 0	$ 0
TOTAL NET REVENUE	**$ 0**	**$ 0**
GROSS PROFIT	**$ 0**	**$ 0**
OPERATING EXPENSE		
Advertising & Marketing	$ 0	$ 66.30
Bank Charges & Fees	$ 0	$ 0
Business Licenses	$ 0	$ 0
Car & Truck Expense	$ 0	$ 0
Charitable Contributions	$ 0	$ 0
Computer & Internet Expenses	$ 119.69	$ 245.43
Contractors	$ 0	$ 0
Depreciation Expense	$ 0	$ 0
Dues & Subscriptions	$ 0	$ 0
Education	$ 0	$ 0
Interest Paid	$ 0	$ 0
Insurance	$ 0	$ 0
Legal and professional services	$ 0	$ 0
Meals & Entertainment	$ 0	$ 0
Office Expenses	$ 0	$ 0
Taxes and fees	$ 0	$ 0
Rent	$ 0	$ 0
Recruiting	$ 0	$ 0
Postage	$ 0	$ 0
Utilities	$ 0	$ 0
Website Expenses	$ 0	$ 223.96
TOTAL EXPENSE	**$ 119.69**	**$ 535.69**
OTHER INCOME		
Interest Earned	$ 0	$ 0
Bank and Credit Awards	$ 0	$ 0
TOTAL OTHER INCOME	**$ 0**	**$ 0**
NET INCOME OR LOSS	**$ (119.69)**	**$ (535.69)**

See accompanying notes to financial statements.


SENTIVITY.AI
STATEMENT OF RETAINED EARNINGS
For the Year Ended December 31, 2024


Retained earnings, January 1, 2024	$ 0
Less: Net Loss	$ **(119.69)**
Less: Dividends	-
RETAINED EARNINGS, DECEMBER 31, 2024	$ **(119.69)**

See accompanying notes to the financial statements.


SENTIVITY.AI
STATEMENT OF RETAINED EARNINGS
For the Quarter Ended March 31, 2025


Retained earnings, January 1, 2025	$ (119.69)
Less: Net Loss	$ **(535.69)**
Less: Dividends	-
RETAINED EARNINGS, MARCH 31, 2025	$ **(655.38)**

See accompanying notes to the financial statements.

SENTIVITY.AI
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2024 and 1Q 2025

CASH FLOW FROM OPERATING ACTIVITIES	2024	1Q 2025
EXCESS REVENUE OVER EXPENSES	$ (119.69)	$ (535.69)
Add Depreciation	$ 0	$ 0
(Increase)/Decrease in Inventory	$ 0	$ 0
(Increase)/Decrease in Accounts Payable	$ 0	$ 0
Net cash used for operating activities	**$ (119.69)**	**$ (535.69)**
CASH FLOW FROM INVESTING ACTIVITIES		
(Increase)/Decrease in Fixed Assets	$ 0	$ 0
Net cash used for investing activities	**$ 0**	**$ 0**
CASH FLOW FROM FINANCING ACTIVITIES		
Increase/(Decrease) in Loans from Shareholder	$ 119.69	$ 535.69
Increase/(Decrease) in Long Term Debt	$ 0	$ 0
Increase/(Decrease) in Line of Credit	$ 0	$ 0
Increase/(Decrease) in Shareholder Distributions	$ 0	$ 0
Net cash used for financing activities	**$ 119.69**	**$ 535.69**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**$ 0**	**$ 0**
Cash and Cash Equivalents, beginning of year	$ 0	$ 0
Cash and Cash Equivalents, end of year	**$ 0**	**$ 0**

See accompanying notes to the financial statements.

SENTIVITY.AI
NOTES OF FINANCIAL STATEMENTS
For the Year Ended DECEMBER 31, 2024 and 1Q 2025

NOTE 1 - THE COMPANY

sentivity.ai ("Company"), corporation, was incorporated in Dover, Delaware in February 2025. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Corporation Law of Delaware. The Company operates as a corporation for both US Federal and State of Virginia tax reporting purposes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements of the Company are prepared on the cash method of accounting, which recognizes revenue and expenses when cash is received and cash is paid respectively.

Business Services
sentivity.ai utilizes advanced artificial intelligence to turn unstructured online chatter—be it political discourse, market trends, or media narratives—into actionable, structured insights. sentivity.ai's suite of AI models employs Natural Language Processing (NLP) and Machine Learning (ML) techniques to analyze and forecast sentiment trends, providing users with early indicators of emerging narratives. Essentially, Sentivity.ai decodes digital discourse to offer data-driven insights for decision-making.

Liquidity
Assets are presented in the accompanying balance sheet according to their nearness of conversion to cash and liabilities according to the nearness of their maturity and resulting use of cash.

Loan from Shareholders
The company was officially incorporated in 2025, but started operating in 2024 with expenses paid from the personal account of the founder. The personal expenses have been included in a Loan from Shareholder

account on the balance sheet. The company opened a business checking account in March 2025.

<u>Operation of the Company</u>
In 2024 and in 2025, the company is run by students and everyone including the founder of the company is unpaid. Also, the company has run operations with free software platforms and personal computers.

NOTE 3 - INCOME TAXES

As provided for under the Internal Revenue Code Section 174 and as further detailed in the IRS Revenue Procedure 2000-50, for the tax year December 31, 2023, the corporation expensed all costs.